

September 28, 2016

Charles K. Stevens III
Executive Vice President and Chief Financial Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

      Re: General Motors Company
                Form 8-K dated July 21, 2016
                Filed July 21, 2016
                File No. 001-34960

Dear Mr. Stevens:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K dated July 21, 2016

Exhibit 99.1

1. In your next earnings release, please provide a more substantive and concise discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter.

2. Please revise your next earnings release to (a) provide at least an equally prominent descriptive characterization of your GAAP measures when describing your non-GAAP measures (e.g., "record EBIT"); and (b) begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

3. Please quantify significant components of "special items" in the narrative discussion of those adjustments.

4. Please retitle return on invested capital (ROIC) to make clear that it is calculated on an adjusted basis using EBIT-adjusted rather than net income in your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions related to these comments. You may also contact me at 202-551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure